

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 23, 2006

Mr. Philip W. Cook
Senior Vice President – Chief Financial Officer
Quicksilver Resources Inc.
777 Wet Rosedale, Suite 300
Fort Worth, Texas 76104

> **Re: Quicksilver Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 001-14387**

Dear Mr. Cook:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April M. Sifford
Branch Chief